Stephen Forbes Cooper, LLC
                             101 Eisenhower Parkway
                               Roseland, NJ 07068

                                                               September 6, 2005

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:  Application on Form U-1, SEC File No. 070-10323

Ladies and Gentlemen:

        On July 19, 2005, Stephen Forbes Cooper, LLC ("SFC") and the Reserve for Disputed Claims ("Reserve") filed an application on Form U-1 in SEC File No. 70-10323. The application requests an exemption from the Public Utility Holding Company Act of 1935 ("PUHCA"), under Section 3(a)(4), in connection with the temporary ownership of the common stock of Portland General Electric Company ("Portland General"), currently a wholly-owned electric public utility subsidiary company of Enron Corp., an Oregon corporation and a registered public utility holding company.

        SFC and the Reserve are not expected to acquire the Portland General common stock until April 2006 and, given the recent enactment of the Domenici-Barton Energy Policy Act of 2005, which repeals PUHCA effective February 8, 2006, an exemption under PUHCA for SFC and the Reserve would no longer be required. Accordingly, SFC and the Reserve now withdraw their request for an exemption under Section 3(a)(4) of PUHCA.

                                Stephen Forbes Cooper, LLC



                                By:  /s/   Stephen Forbes Cooper
                                     ---------------------------
                                Name:  Stephen Forbes Cooper
                                Title:    Manager



                                 Stephen Forbes Cooper, LLC, as Disbursing Agent
                                       On Behalf of the Reserve for Disputed
                                       Claims


                                By:  /s/   Stephen Forbes Cooper
                                     ---------------------------
                                Name:  Stephen Forbes Cooper
                                Title:    Manager